UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

FEUTUNE LIGHT ACQUISITION CORPORATION

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

31561T 102

(CUSIP Number)

Yuanmei Ma

Chief Financial Officer

48 Bridge Street, Building A

Metuchen, New Jersey 08840

Telephone Number: (347) 329-1575

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 31561T 102

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Feutune Light Sponsor LLC (the “Sponsor”)
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,493,275 (1)
	8	Shared voting power
	9	Sole dispositive voting power 2,493,275 (1)
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 2,493,275 (1)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 19.5%
14	Type of reporting person* CO

(1)	It includes (i) 1,938,750 shares of Class B Common Stock (the “Founder Shares”) acquired by the Sponsor prior to the intila public offering (the “Offering”) of Feutune Light Acquisition Corporation (the “Issuer”); (ii) 478,875 shares of Class A Common Stock acquired by the Sponsor via a private placement closed simultaneously with the consummation of the Offering and the exercise of the underwriters’ over-allotment in full, and (iii) 75,650 Founder Shares acquired by the Sponsor from certain directors, officers or employees of the Issuer pursuant to certain securities purchase agreement entered among the parties dated March 14, 2023.

SCHEDULE 13D

CUSIP No. 31561T 102

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sau Fong Yeung
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong SAR, PRC
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,493,275(2)
	8	Shared voting power
	9	Sole dispositive voting power 2,493,275 (2)
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 2,493,275 (2)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 19.5%
14	Type of reporting person* IN

(2)	Ms. Sau Fong Yeung is the sole manager of the Sponsor, and as such may be deemed to have sole voting and investment discretion with respect to the shares of Common Stock held by the Sponsor.

SCHEDULE 13D

CUSIP No. 31561T 102

This statement relates (the “Schedule 13D”) to the Class A Common Stock, par value $0.001 (the “Class A Common Stock”), issued by Feutune Light Acquisition Corporation (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 1.	Security and Issuer.

Securities acquired: Class A Common Stock, $0.0001 par value.

Issuer:	Feutune Light Acquisition Corporation

48 Bridge Street, Building A

Metuchen, New Jersey 08840

Item 2.	Identity and Background.

(a) This statement is filed by Feutune Light Sponsor LLC, a Delaware limited liability company (the “Sponsor”) and Sau Fong Yeung (“Ms. Yeung”, with Sponsor, the “Reporting Persons”). The Sponsor is the holder of record of approximately 19.5% of the Issuer’s outstanding Common Stock based on the number of Common Stock outstanding as of March 14, 2023 (including Class A Common Stock and Class B Common Stock on as converted basis) and Ms. Yeung is the sole manager of the Sponsor and deemed to have sole voting and investment discretion with respect to the shares of Common Stock held by the Sponsor.

(b) The principal business address of each of the Reporting Persons is 48 Bridge Street, Building A, Metuchen, NJ 08840.

(c) Sponsor is a sponsor of the Issuer and primarily involved in investment. Ms. Yeung is the manager of Sponsor.

(d) During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f) The Sponsor is a limited liability company incorporated in the State of Delaware. The Citizenship of Ms. Yeung is the Hong Kong Special Administrative Region, People’s Republic of China, and Ms. Yeung is a U.S. permanent resident.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

SCHEDULE 13D

CUSIP No. 31561T 102

Item 4.	Purpose of Transaction.

On February 2, 2022, the Sponsor acquired 2,443,750 shares of Class B Common Stock (the “Founder Shares”) of the Issuer for an aggregate purchase price of $25,000 pursuant to a securities purchase agreement. The shares of Class B Common Stock will automatically convert into shares of the Issuer’s Class A Common Stock when the Issuer consummates an initial business combination, on a one-for-one basis, subject to adjustments.

On or immediately following June 15, 2022, the Sponsor transferred the aggregated amount of 505,000 Founder Shares to certain officers, directors, and the secretary of the Issuer at its original purchase price pursuant to a certain share transfer agreement.

On June 21, 2022, simultaneous with the closing of the Offering and the exercise of the underwriters’ over-allotment in full, the Sponsor purchased 478,875 units (the “Private Units”) from the Issuer at $10.00 per share for a total purchase price of $4,788,750. Each Private Unit consist of one share of Class A Common stock, one redeemable warrant and one right to receive one-tenth (1/10) of one share of Class A Common Stock.

On March 14, 2023, pursuant to certain securities purchase agreement among the Sponsor, the CEO, President, CFO and secretary of the Issuer (together “the Affiliates”), the Sponsor repurchased an aggregate of 75,650 Founder Shares from the Affiliates.

Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional shares of Class A Common Stock or engage in discussions with the Issuer concerning future acquisitions of shares of its capital stock. Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Issuer or otherwise.

Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

SCHEDULE 13D

CUSIP No. 31561T 102

Item 5.	Interest in Securities of the Issuer.

(a) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The aggregate number and percentage of Common Stock beneficially or directly owned by the Reporting Persons is based upon a total of 12,777,625 shares Common Stock outstanding as of March 14, 2023 (including Class A Common Stock and Class B Common Stock on as converted basis). The Reporting Persons collectively beneficially own 2,493,275 shares of Common Stock, representing approximately 19.5% issued and outstanding shares of Common Stock (including Class A Common Stock and Class B Common Stock on as converted basis).

(b) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The beneficial ownership of the Sponsor is 2,493,275 shares of Common Stock, representing approximately 19.5% issued and outstanding shares of Common Stock. In addtiona, Ms. Yeung, the sole manager of the Sponsor, is deemed to have sole voting and investment discretion with respect to the shares of Common Stock held by the Sponsor.

(c) Other than the disposition of the shares as reported in this Schedule 13D, no actions in the common stock were effected during the past sixty (60) days by the Reporting Persons.

(d) N/A

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 4 of this Schedule 13D are hereby incorporated by reference into this Item 6.

SCHEDULE 13D

CUSIP No. 31561T 102

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following to the end of the section:

Exhibit No.	Description
7.1	Joint Filing Agreement, dated March 14, 2023.
10.1	Securities Purchase Agreement between the registrant and the Spnsor dated February 2, 2022.*
10.2	Securities Transfer Agreement dated June 15, 2022 between the Sponsor and certain directors and officers of the Issuer.*
10.3	Private Units Purchase Agreement between the Registrant and the Sponsor dated June 15, 2022.*
10.4	Securities Transfer Agreement dated March 14, 2023 between the Sponsor and certain directors and officers of the Issuer.

*	Previously Filed

SCHEDULE 13D

CUSIP No. 31561T 102

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: March 16, 2023

Feutune Light Sponsor LLC

By:	/s/ Sau Fong Yeung	/s/ Sau Fong Yeung
Name:	Sau Fong Yeung	Sau Fong Yeung
Title:	Sole Manager